Cocrystal Pharma, Inc.

1860 Montreal Road

Tucker, Georgia 30084

October 5, 2017

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Cocrystal Pharma, Inc.
Registration Statement on Form S-3
Filed September 26, 2017
File No. 333-220632

Dear Ms. Sarmento:

Please find our response to the comment received from you in your letter dated October 3, 2017 related to the Registration Statement on Form S-3 for Cocrystal Pharma, Inc. (the “Company”) filed September 26, 2017. We have reproduced your comment below.

Exhibits

1.We note that the legality opinion filed as Exhibit 5.1 states that the warrants and units will be “validly issued, fully paid and non-assessable.” Please file a revised legality opinion that opines that the warrants and units are binding obligations of the registrant under the law of the jurisdiction governing the respective securities. For guidance, refer to Sections II.B.1.f and II.B.1.h of Staff Legal Bulletin No. 19.

Response to Comment No. 1:

In response to the staff’s comment, the Company has filed an amendment to the Registration Statement including a revised Exhibit 5.1 with the following additional disclosure:

Any series of warrants or Units offered or sold pursuant to the Registration Statement will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms in accordance the laws of the State of Delaware including the Delaware General Corporation Law.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

October 5, 2017

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Brian Bernstein, the Company’s legal counsel, at 561-471-3516, bbernstein@nasonyeager.com.

Sincerely yours,

/s/ James Martin
James Martin, Chief Financial Officer